Filed Pursuant to Rule 433
Registration No. 333-134553

Final Terms and Conditions, January 8, 2007	Telephone: +1 212 526 8163

Crude Oil-Linked
Single Barrier Synthetic Reverse Convertible Notes
Non-Principal Protected

Lehman Brothers Holdings Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated May 30, 2006, the prospectus supplement dated May 30, 2006 for its Medium Term Notes, Series I, and other documents Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering.  Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus for complete details.  You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term.  Alternatively, Lehman Brothers Inc. or any other dealer participating in the offering will arrange to send you the prospectus, prospectus supplement and final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative, such other dealer or 1-888-603-5847.

Issuer:	Lehman Brothers Holdings Inc. (A1/A+/A+)

Issue Size:	$2,500,000

CUSIP:	52517PR86

Trade Date:	January 8, 2007

Issue Date:	January 15, 2007

Valuation Date:

5 Exchange Business Days prior to the Maturity Date;  provided that, if a Disruption Event is in effect on the scheduled Valuation Date, the Valuation Date may be postponed (as described below under “Disruption Events”)

Maturity Date:	January 16, 2008, or if such date is not a Business Day, subject to adjustment in accordance with the Business Day Convention

Issue Price:	100.0%

Crude Oil:	Light sweet crude oil

Crude Oil Contract:	The February 2008 futures contract for Crude Oil, which is the Crude Oil futures contract scheduled for settlement in February 2008, traded on the Relevant Exchange.

Crude Oil Price:

The official settlement price of the Crude Oil Contract, expressed as the U.S. dollar price per barrel of Crude Oil, as made public by the Relevant Exchange (subject to the occurrence of a Disruption Event).

Redemption Amount:

A single U.S. dollar payment on the Maturity Date equal to (a) the principal amount of the notes plus (b) the Fixed Return plus (c) if Crude OilREF is equal to or less than the Lower Barrier on any Exchange Business Day during the Observation Period, the Principal Adjustment Amount.

The notes are not principal protected, even if held to maturity. If Crude OilREF is equal to or less than the Lower Barrier on any Exchange Business Day during the Observation Period, the Principal Adjustment Amount will be payable, which Principal Adjustment Amount may be negative, and will in no event be greater than zero. To the extent the Principal Adjustment Amount is less than -10.10% times the principal amount of the notes, the Redemption Amount per note will be less than, and may be substantially less than, the principal amount invested.

Fixed Return:	A single U.S. dollar payment equal to the principal amount of the notes multiplied by 10.10%.

Principal Adjustment Amount:	An amount equal to the principal amount of the notes multiplied by the lesser of (a) the Crude Oil Return, and (b) 0%.

The Principal Adjustment Amount, if applicable, will in no event be greater than zero, and will be negative if the Final Crude Oil Price is less than the Crude Oil Strike.

Observation Period:	From and including the Strike Date to and including the Valuation Date.

Crude OilREF:	For any Exchange Business Day within the Observation Period, the Crude Oil Price on such Exchange Business Day. Crude OilREF on the Valuation Date shall equal the Final Crude Oil Price.

Lower Barrier:	$47.5725 (equal to the Crude Oil Strike * 75%)

Crude Oil Strike	$63.43 (equal to the Crude Oil Price on the Trade Date)

Final Crude Oil Price:	The Crude Oil Price on the Valuation Date

Crude Oil Return:	Final Crude Oil Price - Crude Oil Strike
Crude Oil Strike

Relevant Exchange

The NYMEX Division, or its successor, of the New York Mercantile Exchange, Inc., or its successor; or, if NYMEX is no longer the principal exchange or trading market for Crude Oil options or futures contracts, such other exchange or principal trading market for Crude Oil as determined in good faith by the Calculation Agent which serves as the source of prices for Crude Oil, and any principal exchanges where options or futures contracts on Crude Oil are traded.

Disruption Events:

If a Disruption Event identified in clauses (A), (B) or (C) below is in effect on any Exchange Business Day during the Observation Period to but excluding the earlier of the earlier of (i) the Valuation Date and (ii) the Exchange Business Day on which Crude OilREF was first equal to or less than the Lower Barrier, the Calculation Agent will determine Crude OilREF applicable to such Exchange Business Day in accordance with “Fallback Price Determination” below. If a Disruption Event identified in clauses (D) or (E) below is in effect on any such Exchange Business Day, the Calculation Agent will determine Crude OilREF applicable to such Exchange Business Day in its sole and absolute discretion taking into account the latest available quotation for the Crude Oil Price and any other information that in good faith it deems relevant.

If Crude OilREF was equal to or less than the Lower Barrier on any Exchange Business Day during the Observation Period and, on the Valuation Date, a Disruption Event identified in clauses (A), (B) or (C) below is in effect, the Valuation Date will be postponed to, and the Calculation Agent will determine the Final Crude Oil Price on, the first Exchange Business Day succeeding the Valuation Date on which no Disruption Event is occurring; provided that if a Disruption Event is occurring on each of the three scheduled Exchange Business Days succeeding the Valuation Date, such third scheduled Exchange Business Day shall be deemed the Valuation Date and the Calculation Agent will determine the Final Crude Oil Price on such third scheduled Exchange Business Day succeeding the Valuation Date in accordance with “Fallback Price Determination” below. If Crude OilREF was less than or equal to the Lower Barrier on any Exchange Business Day during the Observation Period and, on the Valuation Date, a Disruption Event identified in clauses (D) or (E) below is in effect, the Calculation Agent will determine the Final Crude Oil Price on the Valuation Date in its sole and absolute discretion, taking into account the latest available quotation for the settlement price of the Crude Oil Contract and any other information that in good faith it deems relevant.

A “Disruption Event” means any of the following events, as determined in good faith by the Calculation Agent:

	(A)	the suspension of or material limitation on trading in the Crude Oil Contract or Crude Oil, or futures contracts or options related to the Crude Oil Contract or Crude Oil, on the Relevant Exchange;

(B)

either (i) the failure of trading to commence, or permanent discontinuance of trading, in the Crude Oil Contract or Crude Oil, or futures contracts or options related to the Crude Oil Contract or Crude Oil, on the Relevant Exchange, or (ii) the disappearance of, or of trading in, Crude Oil;

	(C)	the failure of the Relevant Exchange to publish the official daily settlement price for that day for the Crude Oil Contract (or the information necessary for determining the settlement price);

	(D)	the occurrence since the Trade Date of a material change in the content, composition, or constitution of Crude Oil or the Crude Oil Contract; or

	(E)	the occurrence since the Trade Date of a material change in the formula for or the method of calculating the settlement price of the Crude Oil Contract.

For the purpose of determining whether a Disruption Event has occurred:

(1)

a limitation on the hours in a trading day and/or number of days of trading will not constitute a Disruption Event if it results from an announced change in the regular business hours of the Relevant Exchange;

(2)

a suspension in trading on the Relevant Exchange (without taking into account any extended or after-hours trading session), in the Crude Oil Contract, by reason of a price change reflecting the maximum permitted price change from the previous trading day’s settlement price will constitute a Disruption Event; and

(3) a suspension of or material limitation on trading on the Relevant Exchange will not include any time when the Relevant Exchange is closed for trading under ordinary circumstances.

Fallback Price Determination:

The Calculation Agent will determine Crude OilREF applicable to the relevant Exchange Business Day, or the Final Crude Oil Price on the Valuation Date, as the case may be, by requesting four leading dealers in Crude Oil (selected in the sole discretion of the Calculation Agent) (the “Reference Dealers”) to provide price quotations for the relevant Crude OilREF or the Final Crude Oil Price. If at least two quotations are provided, the relevant Crude OilREF or the Final Crude Oil Price, as the case may be, will be the arithmetic mean of such quotations. If only one Reference Dealer provides a price quotation, then the Calculation Agent, in its sole discretion, will determine whether that quotation is reasonable to be used. If the Calculation Agent determines that such single price quotation is not reasonable to be used, or if no price quotation is provided, the Calculation Agent will determine the relevant Crude OilREF or the Final Crude Oil Price, as the case may be, in its sole and absolute discretion taking into account the latest available quotation for the settlement price of the Crude Oil Contract and any other information that in good faith it deems relevant.

Exchange Business Day

A day, as determined by the Calculation Agent, on which the Relevant Exchange is scheduled to be (or, but for the occurrence of a Disruption Event, would have been) open for trading during its regular trading session (notwithstanding the Relevant Exchange closing prior to its scheduled closing time).

Business Days	New York

Business Day Convention	Following

Underwriter:	Lehman Brothers Inc.

Calculation Agent	Lehman Brothers Commodity Services Inc.

Denomination:	US$1,000 and integral multiples of US$1,000

Issue Type:	US MTN

Risk Factors

An investment in the notes is subject to risks associated with the performance of the price of light sweet crude oil

The notes are not principal protected, even if held to maturity, and the return on the notes at maturity (including the return of principal invested) is dependent on the performance of Crude Oil, including whether the Principal Adjustment Amount is payable on the Maturity Date.

If Crude OilREF is greater than the Lower Barrier on each Exchange Business Day during the Observation Period, the Redemption Amount will equal the principal amount of the notes plus the Fixed Return, regardless of the level of the Final Crude Oil Price relative to the Crude Oil Strike.

If, however, Crude OilREF is equal to or less than the Lower Barrier on any Exchange Business Day during the Observation Period, your Redemption Amount on the notes will equal the principal amount you hold plus the Fixed Return plus the Principal Adjustment Amount, which Principal Adjustment Amount may be negative, and will in no event be greater than zero.  Because the Principal Adjustment Amount equals the principal amount of your notes times the lesser of zero and the Crude Oil Return, this means that, if Crude OilREF is equal to or less than the Lower Barrier on any Exchange Business Day during the Observation Period, you will participate in any downside in the Crude Oil Return but not in any upside.  For instance, if Crude OilREF is equal to or less than the Lower Barrier on any Exchange Business Day during the Observation Period and the Final Crude Oil Price is less than the Crude Oil Strike, the Principal Adjustment Amount will be a negative amount equal to the principal amount of the notes times the percentage depreciation in the Final Crude Oil Price relative to the Crude Oil Strike. Given that any negative Principal Adjustment Amount will decrease the Redemption Amount otherwise payable at maturity, to the extent the negative Principal Adjustment Amount more than offsets the Fixed Return (i.e., the Principal Adjustment Amount is less than -10.10%), the Redemption Amount will be less than, and potentially substantially less than, the principal amount of the notes.  If the Final Crude Oil Price is greater than or equal to the Crude Oil Strike, the Principal Adjustment Amount will be zero; however, because the Lower Barrier is equal to 75% of the Crude Oil Strike (i.e., in order for, Crude OilREF to equal or be less than the Lower Barrier, it would need to depreciate by more than 25% relative to the Crude Oil Strike), the Final Crude Oil Price would need to appreciate substantially as of or subsequent to the day on which Crude OilREF equalled or was less than the Lower Barrier in order for the Principal Adjustment Amount to not be a negative amount.

The price of Crude Oil is primarily affected by the global demand for and supply of Crude Oil. Demand for refined petroleum products by consumers, as well as the agricultural, manufacturing and transportation industries, affects the price of Crude Oil. Crude Oil’s end-use as a refined product is often as transport fuel, industrial fuel and in-home heating fuel. Potential for substitution in most areas exists, although considerations including relative cost often limit substitution levels. Because the precursors of demand for petroleum products are linked to economic activity, demand will tend to reflect economic conditions. Demand is also influenced by government regulations, such as environmental or consumption policies. In addition to general economic activity and demand, prices for Crude Oil are affected by actual and anticipated political events, labor activity and, in particular, direct government intervention (such as embargos) or supply disruptions in major oil producing regions of the world. Such events tend to affect oil prices worldwide, regardless of the location of the event. Supply for Crude Oil may increase or decrease depending on many factors. These include production decisions by the Organization of Oil and Petroleum Exporting Countries and other crude oil producers. In the event of sudden disruptions in the supplies of oil, such as those caused by war, natural events, accidents or acts of terrorism, prices of oil futures contracts could become extremely volatile and unpredictable. Also, sudden and dramatic changes in the futures market may occur, for example, upon a cessation of hostilities that may exist in countries producing oil, the introduction of new or previously withheld supplies into the market or the introduction of substitute products or commodities. A decrease in the price of any of these commodities may have a material adverse effect on the price of Crude Oil and the return on an investment in the notes.

The notes are linked to the February 2008 futures contract for Crude Oil, which is different than, and will have a different market valuation than, the first nearby month Crude Oil futures contract.

The notes are linked to the Crude Oil Contract, which is the Crude Oil futures contract scheduled for settlement in February 2008, and whether or not the Principal Adjustment Amount (which may be negative, and will not be greater than zero) will be determined by reference to the price of the Crude Oil Contract.  The notes are not linked to the  first nearby month future contract, which is generally used to determine the spot price of Crude Oil and which is the contract scheduled for settlement in the following month (and which changes from month to month as monthly contracts expire).  There may be no correlation between the price of the Crude Oil Contract and that of the first nearby month futures contract (and, therefore, of the spot price of Crude Oil from time to time), except in January 2008, when the Crude Oil Contract becomes the first nearby month futures contract, as settlement of the Crude Oil Contract is scheduled for February 2008, the next succeeding month.  For further information concerning the relationship between the Crude Oil Contract and the first nearby month Crude Oil futures contract, see “Information on the Crude Oil Contract—The Crude Oil Contract” below).

Many factors affect the market value of the notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

The market value of the notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the market value of the notes caused by another factor and the effect of one factor may exacerbate the decrease in the market value of the notes caused by another factor.  For example, the market value of the notes will be affected by changes in the level of interest rates, the time to maturity of the notes (and any associated “time premium”) and the credit ratings of Lehman Brothers Holdings Inc.  In addition, the market value of the notes will also be affected by certain specific factors, which are described in the following paragraphs (along with the expected impact on the market value of the notes given a change in that specific factor, assuming all other conditions remain constant).

The price of Crude Oil will affect the market value of the notes. It is expected that the market value of the notes will depend primarily on where the Crude Oil Price is trading relative to the Crude Oil Strike and the Lower Barrier.  If you choose to sell your notes when the Crude Oil Price is trading at a level below either the Lower Barrier or the Crude Oil Strike, or when the market perceives an increased risk of this occurring, the trading price of the notes may be adversely affected, and you may receive substantially less than the principal amount of the notes sold.

Suspension or disruptions of market trading in the commodity markets may adversely affect the value of the notes. The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. These circumstances could adversely affect the price of Crude Oil and, therefore, the value of your notes.

Changes in the volatility of Crude Oil and the Crude Oil Contract are expected to affect the market value of the notes. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. Both increase and decreases in the volatility of Crude Oil or the Crude Oil Contract may adversely affect the market value of the notes.  The volatility of Crude Oil and the Crude Oil Contract is affected by a variety of factors, including weather, governmental programs and policies, national and international political and economic events (including terrorist attacks and wars), changes in interest and exchange rates and trading activity in Crude Oil and futures contracts, including the Crude Oil Contract.

Active trading in crude oil options, futures contracts, options on futures contracts and underlying commodities may adversely affect the value of the notes.  Lehman Brothers Commodity Services Inc. and certain other affiliates of Lehman Brothers Holdings Inc. actively trade the Crude Oil Contract, Crude Oil and various commodities derived from crude oil on a spot and forward basis and other contracts and products in or related to crude oil (including the Crude Oil Contract and other futures contracts on Crude Oil, including the front-month contract traded on the Relevant Exchange) and such related commodities (including futures contracts, options on futures contracts and options and swaps on the underlying commodities).  Lehman Brothers Holdings Inc., Lehman Brothers Inc., Lehman Brothers Commodity Services Inc. or their affiliates may also issue or underwrite other financial instruments with returns indexed to the prices of Crude Oil or futures contracts on Crude Oil and derivative commodities. These trading and underwriting activities by Lehman Brothers Holdings Inc., Lehman Brothers Inc., Lehman Brothers Commodity Services Inc. or their affiliates, or by unaffiliated third parties, could adversely affect the value of the Crude Oil Contract or other futures contracts on Crude Oil, including the front-month contract traded on the Relevant Exchange, which could in turn affect the return on and the value of the notes.

Membership on NYMEX.  Lehman Brothers Commodity Services Inc. is a member of NYMEX and, from time to time, employees of Lehman Brothers Commodity Services Inc. may serve on the NYMEX settlement committee and other committees. These activities could affect the settlement price of the Crude Oil Contract.

The inclusion in the original issue price of the broker’s fee and Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the notes through one or more of its affiliates is likely to adversely affect the value of the notes prior to maturity.

The original issue price of the notes includes the broker’s fee and Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the notes through one or more of its affiliates.  Such cost includes such affiliates’ expected cost of providing this hedge, as well as the profit these affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.  As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which a broker will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price.  In addition, any such prices may differ from values determined by pricing models used by a broker, as a result of such compensation or other transaction costs.

Suspension or disruption of market trading in the Crude Oil Contract, Crude Oil or other futures contracts on Crude Oil, including the front-month contract traded on the Relevant Exchange, and certain other events may require a postponement in the Valuation Date for the notes, and may adversely affect the value of the notes.

Certain events, including events involving the suspension or disruption of market trading in the Crude Oil Contract or Crude Oil, constitute Disruption Events under the terms of the notes.  For further information on these events, see “Disruption Events” above.  To the extent any of these events occurs and remains in effect on the scheduled Valuation Date for the notes, the Valuation Date may be postponed until the Disruption Event ceases to be in effect or, if the Disruption Event remains in effect for three scheduled Exchange Business Days after the Valuation Date, the Final Crude Oil Price will be determined by the Calculation Agent on the basis of price quotations obtained from leading dealers in Crude Oil or, if no such quotations are provided, in its sole discretion based on any information it deems relevant.  In the event the Valuation Date is delayed, the Final Crude Oil Price may be lower and, to the extent that the Crude Oil Price has equalled or traded below the Lower Barrier during the Observation Period, could result in the Principal Adjustment Amount being lower (and potentially resulting in a greater loss of principal), than what you may have anticipated based on the last available closing price of the Crude Oil Contract as of the scheduled Valuation Date.

Lack of regulation by the CFTC.

The notes are debt securities that are direct obligations of Lehman Brothers Holdings Inc. The net proceeds to be received by Lehman Brothers Holdings Inc. from the sale of the notes will not be used to purchase or sell Crude Oil Contracts or other futures contracts on Crude Oil, including the front-month contract, on the Relevant Exchange for the benefit of holders of the notes. The notes are not themselves Crude Oil Contracts or otherwise futures contracts on Crude Oil, and an investment in the notes does not constitute either an investment in Crude Oil Contracts or other futures contracts on Crude Oil, or in a collective investment vehicle that trades in Crude Oil Contracts, other futures contracts on Crude Oil, or Crude Oil.

Unlike an investment in the notes, an investment in a collective investment vehicle that invests in commodities on behalf of its participants may be regulated as a commodity pool and its operator may be required to be registered with and regulated by the Commodity Futures Trading Commission (“CFTC”) as a “commodity pool operator” (“CPO”). Because the notes are not interests in a commodity pool, the notes will not be regulated by the CFTC as a commodity pool, Lehman Brothers Holdings Inc. will not be registered with the CFTC as a CPO, and you will not benefit from the CFTC’s or any non-U.S. regulatory authority’s regulatory protections afforded to persons who trade in commodities or who invest in regulated commodity pools.

The notes do not constitute investments by you in futures contracts traded on regulated futures exchanges.  Accordingly, you will not benefit from the CFTC’s or any other regulatory authority’s regulatory protections afforded to persons who trade in futures contracts on a regulated futures exchange.

You must rely on your own evaluation of the merits of an investment linked to Crude Oil.

In the ordinary course of their businesses, affiliates of Lehman Brothers Holdings Inc. may from time to time express views on expected movements in the price of Crude Oil. These views are sometimes communicated to clients who participate in Crude Oil or natural resource markets. However, these views, depending upon world-wide economic, political and other developments, may vary over differing time horizons and are subject to change. Moreover, other professionals who deal in Crude Oil or natural resource markets may at any time have significantly different views from those of Lehman Brothers Holdings Inc. or its affiliates.  In connection with your purchase of the notes, you should investigate Crude Oil or natural resource markets and not rely on views which may be expressed by Lehman Brothers Holdings Inc. or its affiliates in the ordinary course of their businesses with respect to future Crude Oil price movements.

You should make such investigation as you deem appropriate as to the merits of an investment linked to Crude Oil. Neither the offering of the notes nor any views which may from time to time be expressed by Lehman Brothers Holdings Inc. or its affiliates in the ordinary course of their businesses with respect to future Crude Oil price movements constitutes a recommendation as to the merits of an investment in your notes.

United States Federal Income Tax Treatment

Lehman Brothers Holdings Inc. intends to treat the notes as financial contracts, as described under “Supplemental United States Federal Income Tax Consequences—Financial Contracts” in the prospectus supplement dated May 30, 2006 for its Medium Term Notes, Series I.  Under such characterization, gain or loss should be recognized by you only upon maturity.  Alternative characterizations are possible which could affect amount, character and timing of income.  The notes are subject to complex tax rules and investors should consult their own tax advisors regarding the tax treatment of the notes.

Information on the Crude Oil Contract

The Futures Markets

An exchange-traded futures contract, such as the Crude Oil Contract, provides for the future purchase and sale of a specified type and quantity of a commodity. The contract provides for a specified settlement month in which the commodity is to be delivered by the seller. Rather than settlement by physical delivery of the commodity, futures contracts may be settled for the cash value of the right to receive or sell the specified commodity on the specified date.

Futures contracts are traded on organized exchanges such as NYMEX, known as “contract markets”, through the facilities of a centralized clearing house and a brokerage firm which is a member of the clearing house.  The clearing house guarantees the performance of each clearing member which is a party to a futures contract by, in effect, taking the opposite side of the transaction.  U.S. futures markets, as well as brokers and market participants, are subject to regulation by the CFTC.  Because the notes do not constitute futures contracts or commodity options subject to the Commodity Exchange Act, noteholders will not benefit from the aforementioned clearing house guarantees or the regulatory protections of the CFTC.

The Crude Oil Contract

The Crude Oil Contract is the NYMEX futures contract scheduled for settlement in February 2008.  By contrast, the “first nearby month” futures contract is the NYMEX contract next scheduled for settlement.  For example, as of January 2, 2007, the front-month light, sweet crude oil futures contract is the February 2007 futures contract, which is a contract for delivery of light, sweet crude oil in February 2007.  In January 2008, the Crude Oil Contract will also be the “first nearby month” futures contract, as settlement of the Crude Oil Contract is scheduled for February 2008, the next succeeding month.

The Principal Adjustment Amount will be determined by reference to the price of the Crude Oil Contract traded on NYMEX.  We have derived all information regarding the Crude Oil Contract and NYMEX from publicly available sources. Such information reflects the policies of, and is subject to change without notice by, NYMEX. We make no representation or warranty as to the accuracy or completeness of such information.

The Crude Oil Contract trades in units of 1,000 barrels and the delivery point is Cushing, Oklahoma. The Crude Oil Contract provides for delivery of several grades of domestic and internationally traded foreign crude oils. It may be settled by delivery of West Texas Intermediate, Low Sweet Mix, New Mexican Sweet, North Texas Sweet, Oklahoma Sweet or South Texas Sweet.

The following summarizes selected specifications relating to the Crude Oil Contract traded on the NYMEX:

Trading Unit:  1,000 U.S. barrels (42,000 gallons)

Price Quotation:  U.S. dollars and cents per barrel

Minimum Price Fluctuation:  $.01 per barrel ($10.00 per contract)

Maximum Daily Price Fluctuation: $10.00 per barrel ($10,000 per contract). If any contract is traded, bid, or offered at the limit for five minutes, trading is halted for five minutes. When trading resumes, the limit is expanded by $10.00 per barrel in either direction. If another halt were triggered, the market would continue to be expanded by $10.00 per barrel in either direction after each successive five-minute trading halt. There is no maximum price fluctuation limit during any one trading session.

Last Trading Day: Trading terminates at the close of business on the third business day prior to the 25th calendar day of the month preceding the delivery month. If the 25th calendar day of the month is a non-business day, trading shall cease on the third business day prior to the business day preceding the 25th calendar day. For example, trading for the Crude Oil Contract, which is a futures contract for delivery of light, sweet crude oil in February 2008, is scheduled to end on January 22, 2008.

Deliverable Grades: Specific domestic crudes with 0.42% sulfur by weight or less, not less than 37(degree) API gravity nor more than 42(degree) API gravity. The following domestic crude streams are deliverable: West Texas Intermediate, Low Sweet Mix, New Mexican Sweet, North Texas Sweet, Oklahoma Sweet, South Texas Sweet. Specific foreign crudes of not less than 34(degree) API nor more than 42(degree) API. The following foreign streams are deliverable: U.K. Brent and Forties, for which the seller shall receive a $.30 per barrel discount below the final settlement price; Norwegian Oseberg Blend is delivered at a $.55-per-barrel discount; Nigerian Bonny Light, Qua Iboe, and Colombian Cusiana are delivered at $.15 premiums.

Historical Prices

The Crude Oil Contract is the NYMEX futures contract scheduled for settlement in February 2008. By contrast, the “first nearby month” futures contract is the NYMEX contract next scheduled for settlement.  As described above under “—The Crude Oil Contract”, in January 2008, the month in which the Valuation Date occurs, the Crude Oil Contract will also be the “first nearby month” futures contract.

The following charts show the daily closing price on NYMEX from September 25, 2003 (the earliest date from which historical price information is available for the Crude Oil Contract) through January 5, 2007, for (a) the Crude Oil Contract, and (b) the Crude Oil Contract versus the “first nearby month” NYMEX Crude Oil futures contract.  The charts below were prepared using historical data obtained from Reuters; neither Lehman Brothers Inc. nor Lehman Brothers Holdings Inc. makes any representation or warranty as to the accuracy or completeness of these prices.  The historical data on prices of the Crude Oil Contract and the first nearby month NYMEX Crude Oil futures contract are not necessarily indicative of the future performance of Crude Oil Contract prices, whether or not Crude OilREF will trade at or below the Lower Barrier, the Final Crude Oil Price or what the value of the notes may be.  Fluctuations in Crude Oil Contract prices make it difficult to predict whether whether or not Crude OilREF  will trade at or below the Lower Barrier or whether the Principal Adjustment Amount will be payable at maturity will be (or whether that Principal Adjustment Amount will be negative and therefore result in a positive return on the notes or a loss of principal).  Historical fluctuations in prices of the Crude Oil Contract or the “first nearby month” NYMEX futures contract may be greater or lesser than fluctuations in Crude Oil Contract or “first nearby month” NYMEX futures contract prices experienced by the holders of the notes.

Hypothetical Redemption Amount Payment Examples

If Crude OilREF is greater than the Lower Barrier on each Exchange Business Day during the Observation Period, the Principal Adjustment Amount will not be payable, and the Redemption Amount at maturity will equal the principal amount of the notes plus the Fixed Return of 10.10%, regardless of the level of the Final Crude Oil Price relative to the Crude Oil Strike.  If, however, Crude OilREF equals or is lower than the Lower Barrier on any Exchange Business Day during the Observation Period, the Redemption Amount on the notes will equal the principal amount you hold plus the Fixed Return plus the Principal Adjustment Amount, which Principal Adjustment Amount may be negative, and will in no event be greater than zero.  If Crude OilREF is equal to or less than the Lower Barrier on any Exchange Business Day during the Observation Period and the Final Crude Oil Price is less than the Crude Oil Strike, the Principal Adjustment Amount will be a negative amount equal to the principal amount of the notes times the percentage depreciation in the Final Crude Oil Price relative to the Crude Oil Strike.  To the extent that the negative Principal Adjustment Amount more than offsets the Fixed Return (i.e., the Principal Adjustment Amount is less than -10.10%), the Redemption Amount will be less than, and potentially substantially less than, the principal amount of the notes.  If, however, the Final Crude Oil Price is greater than or equal to the Crude Oil Strike (because the Final Crude Oil Price appreciated substantially as of or subsequent to the day on which Crude OilREF equalled or was less than the Lower Barrier), the Principal Adjustment Amount will be zero.

The table below illustrates the hypothetical Redemption Amount at maturity (including the payment of the Fixed Return and the applicable Principal Adjustment Amount, if any) per $1,000 in principal amount of notes, based on the Crude Oil Strike of $63.43 and the Lower Barrier of $47.5725 (each as determined on the Trade Date), as well as hypothetical trading ranges for Crude OilREF during the Observation Period and, based on such hypothetical trading ranges, whether Crude OilREF was equal to or lower than the Lower Barrier.  The table below also assumes a hypothetical range of performance for the Crude Oil Return from -50% to +20%.  The following results are based solely on the hypothetical examples cited; the trading ranges for Crude OilREF, whether or not Crude OilREF remains above the Lower Barrier during the Observation Period, and the Final Crude Oil Price have been chosen arbitrarily for the purpose of these examples and should not be taken as indicative of the future performance of the Crude Oil Price.  Numbers in the table below have been rounded for ease of analysis.

High / Low Crude OilREF during the Observation Period	Was Crude OilREF Equal To or Less Than Lower Barrier during Observation Period?	Final Crude Oil Price (on the Valuation Date)	Crude Oil Return	Principal Adjustment Amount		Fixed Return		Principal		Redemption Amount
$65 / $50	No	$50.74	-20%	N/A	+	$101.00	+	$1,000	=	$1,101.00
$68 / $53	No	$57.09	-10%	N/A	+	$101.00	+	$1,000	=	$1,101.00
$97 / $56	No	$60.26	-5%	N/A	+	$101.00	+	$1,000	=	$1,101.00
$75 / $54	No	$63.43	0%	N/A	+	$101.00	+	$1,000	=	$1,101.00
$89 / $57	No	$66.60	5%	N/A	+	$101.00	+	$1,000	=	$1,101.00
$83 / $65	No	$69.77	+10%	N/A	+	$101.00	+	$1,000	=	$1,101.00
$80 / $64	No	$72.94	+15%	N/A	+	$101.00	+	$1,000	=	$1,101.00
$82 / $58	No	$76.12	+20%	N/A	+	$101.00	+	$1,000	=	$1,101.00
$95 / $47	Yes	$76.12	+20%	$0	+	$101.00	+	$1,000	=	$1,101.00
$76 / $39	Yes	$69.77	+10%	$0	+	$101.00	+	$1,000	=	$1,101.00
$71 / $44	Yes	$63.43	0%	$0	+	$101.00	+	$1,000	=	$1,101.00
$87 / $45	Yes	$60.26	-5%	-$50.00	+	$101.00	+	$1,000	=	$1,051.00
$94 / $42	Yes	$57.09	-10%	-$100.00	+	$101.00	+	$1,000	=	$1001.00
$77 / $46	Yes	$50.74	-20%	-$200.00	+	$101.00	+	$1,000	=	$901.00
$70 / $43	Yes	$44.40	-30%	-$300.00	+	$101.00	+	$1,000	=	$801.00
$88 / $36	Yes	$38.06	-40%	-$400.00	+	$101.00	+	$1,000	=	$701.00
$69 / $30	Yes	$31.72	-50%	-$500.00	+	$101.00	+	$1,000	=	$601.00

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1:  Crude OilREF  remained above the Lower Barrier throughout the Observation Period and the Final Crude Oil Price is 20% higher than the Crude Oil Strike.  Because Crude OilREF  exceeded the Lower Barrier throughout the Observation Period, the Principal Adjustment Amount is not payable, and the Redemption Amount at maturity is equal to the principal amount of the notes plus the Fixed Return, or $1,101.00 per $1000 principal amount of notes, irrespective of the fact that the Final Crude Oil Price appreciated relative to the Crude Oil Strike.

Example 2:  Crude OilREF  remained above the Lower Barrier throughout the Observation Period and the Final Crude Oil Price is 20% lower than the Crude Oil Strike.   Because Crude OilREF  exceeded the Lower Barrier throughout the Observation Period, the Principal Adjustment Amount is not payable, and the Redemption Amount at maturity is equal to the principal amount of the notes plus the Fixed Return, or $1,101.00 per $1000 principal amount of notes, irrespective of the fact that the Final Crude Oil Price depreciated relative to the Crude Oil Strike.

Example 3:  Crude OilREF  was less than the Lower Barrier during the Observation Period and the Final Crude Oil Price is 40% lower than the Crude Oil Strike.  Because Crude OilREF was less than the Lower Barrier on at least one Exchange Business Day during the Observation Period, the Principal Adjustment Amount is payable on the maturity date.  In this case, the depreciation in the Final Crude Oil Price relative to the Crude Oil

Strike results in a Crude Oil Return of -40%.  Based on this Crude Oil Return, the Principal Adjustment Amount is equal to -$400 per $1,000 principal amount of notes and, when added to the principal amount of notes and the Fixed Return, results in a Redemption Amount at maturity of $701.00 per $1,000 principal amount of notes — a loss of $299.00 of principal — calculated as follows:

Redemption Amount = $1,000 +$101.00 + [$1,000 * {(38.06-63.43)/63.43}] = $701.00

Example 4:  Crude OilREF was less than the Lower Barrier during the Observation Period and the Final Crude Oil Price is 20% higher than the Crude Oil Strike.  Because Crude OilREF was less than the Lower Barrier on at least one Exchange Business Day during the Observation Period, the Principal Adjustment Amount is payable on the maturity date.  In this case, although the Crude Oil Return is +20%, the Principal Adjustment Amount is equal to the principal amount of the notes times the lesser of the Crude Oil Return and 0%.  Accordingly, the Principal Adjustment Amount is zero regardless of the appreciation in the Final Crude Oil Price relative to the Crude Oil Strike, and the Redemption Amount at maturity is equal to the principal amount of the notes plus the Fixed Return, or $1,101.00 per $1000 principal amount of notes.

Example 5:  Crude OilREF was less than the Lower Barrier during the Observation Period and the Final Crude Oil Price is 5% lower than the Crude Oil Strike.  Because Crude OilREF was less than the Lower Barrier on at least one Exchange Business Day during the Observation Period, the Principal Adjustment Amount is payable on the maturity date.  In this case, the depreciation in the Final Crude Oil Price relative to the Crude Oil Strike results in a Crude Oil Return of -5%. Based on this Crude Oil Return, the Principal Adjustment Amount is equal to -$50 per $1,000 principal amount of notes and, when added to the principal amount of the notes and the Fixed Return, results in a Redemption Amount at maturity of $1,051.00 per $1,000 principal amount of notes, calculated as follows:

Redemption Amount = $1,000 +$101.00 + [$1,000 * {(60.26-63.43)/63.43}] = $1,051.00